Exhibit 99.3

EXECUTION VERSION

SHARE SALE AND SUPPORT AGREEMENT

This SHARE SALE AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of April 25, 2017 by and between (1) Bach Finance Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands (“Parent”), and (2) Premier Education Holdings Ltd, a Cayman Islands exempted company (“Premier Education”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Parent, Bach Acquisition Limited, an exempted company with limited liability incorporated under the Law of the Cayman Islands and a Subsidiary of Parent (“Merger Sub”), and Nord Anglia Education, Inc., a Cayman Islands exempted company (the “Company”), have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, as of the date hereof, Premier Education is the beneficial owner (as defined under Rule 13d-3 of the Exchange Act) of 69,613,389 ordinary shares, par value US$0.01 per share, of the Company (the “PE Shares” and, together with any other shares of the Company acquired (whether beneficially or of record) by Premier Education after the date hereof and prior to the earlier of the Effective Time and the termination of all of Premier Education’s obligations under this Agreement, including any ordinary shares of the Company acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Company Options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, in connection with the consummation of the Merger and immediately prior thereto, Premier Education agrees to (a) sell to Parent (and Parent agrees to purchase from Premier Education) the PE Shares, and (b) vote the Securities at the Shareholders’ Meeting in favor of the Merger, in each case upon the terms and conditions set forth herein;

WHEREAS, in connection with the consummation of the Merger, Parent agrees to the cancellation of the PE Shares following their purchase from Premier Education as set forth herein for no consideration pursuant to the Merger;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, Premier Education is entering into this Agreement; and

WHEREAS, Premier Education acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of Premier Education set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
VOTING

Section 1.1                                   Voting.  From and after the date hereof until the earlier of (x) the Effective Time, and (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier time, the “Expiration Time”), Premier Education hereby irrevocably and unconditionally agrees that at the Shareholders’ Meeting or other meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) — (f) hereof is to be considered (and any adjournment or postponement thereof), or in connection with any written resolution of the Company’s shareholders, Premier Education shall (i) in case of a meeting, appear or cause its representative(s) to appear at such meeting or otherwise cause its Securities to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted (including by proxy, if applicable), or exercise its right to consent (or dissent, as the case may be) with respect to, all of Premier Education’s Securities:

(a)                                 for the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger;

(b)                                 against any Competing Transaction or any other transaction, proposal, agreement or action made in opposition to the authorization and approval of the Merger Agreement and the Transactions, including the Merger, or in competition or inconsistent with, or that would otherwise frustrate, the Transactions, including the Merger;

(c)                                  against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Transactions, including the Merger, or this Agreement or the performance by Premier Education of its obligations under this Agreement;

(d)                                 against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Premier Education contained in this Agreement or otherwise reasonably requested by Parent in order to consummate the Transactions, including the Merger;

(e)                                  in favor of any adjournment or postponement of the Shareholders’ Meeting as may be reasonably requested by Parent; and

(f)                                   in favor of any other matter necessary to effect the Transactions, including the Merger.

Section 1.2                                   Restrictions on Transfers.  Except as provided for in Article II, Premier Education hereby agrees that, from the date hereof until the Expiration Time, Premier Education shall not, directly or indirectly, (a) offer for sale, sell, transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or otherwise dispose of (by merger, testamentary disposition, operation of Law or otherwise) (collectively, “Transfer”) or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) convert or exchange, or take any action which would result in the conversion or exchange, of any Securities, (d) knowingly take any action that would make any representation or warranty of Premier Education set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying Premier Education from performing any of its obligations under this Agreement, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) (c) or (d).  Any purported Transfer in violation of this Section 1.2 shall be void.

ARTICLE II
PURCHASE AND SALE

Section 2.1                                   Purchase and Sale of the PE Shares.  Subject to the terms and conditions set forth in this Agreement, Parent agrees to purchase from Premier Education, and the Premier Education agrees to sell, transfer and assign to Parent, at the Purchase and Sale Closing (as defined below), all of Premier Education’s right, interest and title in the PE Shares (including all dividends, distributions and other benefits attaching to the PE Shares) for an aggregate amount equal to the product of (a) the Per Share Merger Consideration and (b) the number of PE Shares (the “Purchase Price”).  On the Closing Date, at the Purchase and Sale Closing, Parent shall pay the Purchase Price to Premier Education by wire transfer of immediately available funds into an account designated by Premier Education.

Section 2.2                                   Purchase and Sale Closing.

(a)                                 Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in Section 7.01 and Section 7.02 of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing), the closing of the purchase and sale of the PE Shares contemplated hereby shall take place immediately prior to the Closing (the “Purchase and Sale Closing”).

(b)                                 At the Purchase and Sale Closing, Premier Education shall deliver, or cause to be delivered, to Parent:

(i)                                     an instrument of transfer transferring the PE Shares from Premier Education to Parent, duly executed by Premier Education;

(ii)                                  a copy of written resolutions of the board of directors or similar governing body of Premier Education authorizing the entry into and performance of this Agreement by Premier Education;

(iii)                               a copy of written resolutions of the board of directors of the Company approving (1) the transfer of the PE Shares to Parent, and (2) the updating of the register of members of the Company accordingly;

(iv)                              a certified copy of the updated register of members of the Company reflecting Parent as the sole holder of the PE Shares (or as the sole holder of the PE Shares during the pre-Closing period as contemplated by this Agreement); and

(v)                                 all such other documents and instruments, if any, that are mutually determined by Premier Education and Parent to be necessary to effectuate the transactions contemplated by this Agreement.

(c)                                  At the Purchase and Sale Closing, Parent shall deliver, or cause to be delivered, to Premier Education:

(i)                                     a wire transfer of immediately available funds into an account designated by Premier Education in an amount equal to the Purchase Price;

(ii)                                  an instrument of transfer transferring the PE Shares from Premier Education to Parent, duly executed by Parent; and

(iii)                               all such other documents and instruments, if any, that are mutually determined by Premier Education and Parent to be necessary to effectuate the transactions contemplated by this Agreement.

(d)                                 Unless otherwise agreed by Premier Education and Parent, all actions at the Purchase and Sale Closing are inter-dependent and will be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments under this Agreement due to be made at the Purchase and Sale Closing have been made.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF PREMIER EDUCATION

Section 3.1                                   Representations and Warranties.  Premier Education represents and warrants to Parent as of the date hereof and as of the Purchase and Sale Closing:

(a)                                 Premier Education has the requisite corporate power and authority to execute and deliver this Agreement, to perform Premier Education’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)                                 this Agreement has been duly executed and delivered by Premier Education and the execution, delivery and performance of this Agreement by Premier Education and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Premier Education and no other corporate actions or proceedings on the part of Premier Education are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(c)                                  assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding agreement of Premier Education, enforceable against Premier Education in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(d)                                 there is no legal proceeding pending or, to the knowledge of Premier Education, threatened against Premier Education or to which Premier Education is otherwise a party relating to this Agreement or the transactions contemplated hereby;

(e)                                  (i) Premier Education (A) is and, immediately prior to the Purchase and Sale Closing, will be the beneficial owner of, and has and will have good and valid title to, the PE Shares, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by Premier Education) voting power, power of disposition, and power to demand dissenter’s rights, in each case with respect to all of the PE Shares, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands and the terms of this Agreement; (ii) the PE Shares are not subject to any voting trust agreement or other Contract to which Premier Education is a party restricting or otherwise relating to the voting or Transfer of the PE Shares other than this Agreement; (iii) Premier Education has not Transferred any interest in any of the PE Shares; (iv) as of the date hereof, other than the PE Shares, Premier Education does not own, beneficially or of record, any ordinary shares or other securities of the Company, or any direct or indirect interest in any such securities (including by way of derivative securities); and (v) Premier Education has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of the PE Shares, except as contemplated by this Agreement.

(f)                                   except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, and except as would not have a material impact on Premier Education’s ability to consummate the transactions contemplated by this Agreement, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Premier Education for the execution, delivery and performance of this Agreement by Premier Education or the consummation by Premier Education of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Premier Education, nor the consummation by Premier Education of the transactions contemplated hereby, nor compliance by Premier Education with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Premier Education, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of Premier Education pursuant to any Contract to which Premier Education is a party or by which Premier Education or any property or asset of Premier Education is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Premier Education or any of Premier Education’s properties or assets;

(g)                                  on the date hereof, there is no Action pending against Premier Education or, to the knowledge of Premier Education, any other person or, to the knowledge of Premier Education, threatened against any Premier Education or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by Premier Education of its obligations under this Agreement; and

(h)                                 Premier Education understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Premier Education’s execution, delivery and performance of this Agreement.

Section 3.2                                   Covenants.  Premier Education hereby:

(a)                                 agrees, prior to the Expiration Time, (A) not to knowingly take any action that would make any representation or warranty of Premier Education contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by Premier Education of its obligations under this Agreement, and (B) to promptly notify Parent and the Company (x) if it otherwise becomes aware of the occurrence or non-occurrence of any event which is likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate at or prior to the Purchase and Sale Closing or (y) of any failure by it to comply with or satisfy any of its covenants, conditions or agreements hereunder;

(b)                                 irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that Premier Education may have with respect to Premier Education’s Securities (including any rights under Section 238 of the CICL) prior to the Expiration Time;

(c)                                  agrees to permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), Premier Education’s identity and beneficial ownership of the PE Shares or other equity securities of the Company and the nature of Premier Education’s commitments, arrangements and understandings under this Agreement;

(d)                                 agrees and covenants that Premier Education shall promptly notify Parent and the Company of any new shares of the Company with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by Premier Education, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof; and

(e)                                  agrees further that, upon request of Parent, Premier Education shall execute and deliver any additional documents, consents or instruments and take such further actions as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

Section 4.1                                   Representations and Warranties.  Parent represents and warrants to Premier Education that as of the date hereof and as of the Purchase and Sale Closing:

(a)                                 Parent is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  Assuming due authorization, execution and delivery by Premier Education, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(b)                                 except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, and except as would not have a material impact on the ability of Parent to consummate the transactions contemplated by this Agreement, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any of its property or asset is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent any of its properties or assets;

(c)                                  Parent is acquiring the PE Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act.  Parent does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the PE Shares;

(d)                                 Parent is not a U.S. Person (as defined in Rule 902 of Regulation S under the Securities Act); and

(e)                                  Parent has such knowledge and experience in financial and business matters as to enable Parent to make an informed decision with respect to Parent’s purchase of the PE Shares. Parent is a sophisticated investor and has independently evaluated the merits of its decision to purchase the PE Shares pursuant to this Agreement. In connection with its purchase of PE Shares pursuant to this Agreement, Parent is not relying on Premier Education, the Company or any of their respective Affiliates or Representatives (including any act, representation or warranty by Premier Education, the Company or any of their respective Affiliates or Representatives) in any respect in making its decision to make such purchase, except for such representations and warranties of Premier Education made under Section 3.1.  Parent hereby acknowledges and represents that in connection with its purchase of PE Shares pursuant to this Agreement, none of Premier Education, the Company, any of their respective Affiliates or Representatives or any other person (i) has made any representation or warranty, express or implied, as to (x) the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, Premier Education, or the transactions contemplated by this Agreement, or (y) the Company’s financial condition, assets, liabilities or prospects, not expressly set forth in this Agreement, or (ii) will have or be subject to any liability to Parent or any other person resulting from the distribution to Parent or its Affiliates or Representatives or Parent’s use of, any such information, including data room information provided to Parent or its Representatives, or any other document or information in any form provided to Parent or its Representatives in connection with the sale and purchase of the PE Shares and the transactions contemplated hereby, provided that, notwithstanding the foregoing, nothing herein shall limit or prejudice any rights or remedies of Parent, its Affiliates or their respective Representatives against Representatives of the Company in connection with any reliance or similar letter or claim entered into in connection with the Merger and the Transactions.

Section 4.2                                   Covenants.  Parent hereby irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that Parent may have with respect to the PE Shares (including any rights under Section 238 of the CICL) prior to the Expiration Time.

ARTICLE V
TERMINATION

This Agreement, and the obligations of each party hereunder, shall terminate and be of no further force or effect immediately upon the termination of the Merger Agreement in accordance with its terms (unless the Company shall have made a claim under this Agreement, in which case this Agreement shall terminate upon the resolution of such action and, to the extent applicable, the satisfaction by the parties hereto of any obligation finally determined or otherwise agreed to be owed by the parties hereto pursuant to this Agreement); provided, that this Article V and Article VI shall survive any termination of this Agreement. Nothing in this Article V shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement. If for any reason the Merger fails to occur but the Purchase and Sale Closing contemplated by Article II has already taken place, then each of the parties hereto shall promptly take all such actions as are necessary to unwind the purchase and sale of the PE Shares at the Purchase and Sale Closing and restore each such party to the position it was in as if the Purchase and Sale Closing had not occurred.

ARTICLE VI
MISCELLANEOUS

Section 6.1                                   Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the address set forth on the signature pages hereto under each party’s name (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.1).

Section 6.2                                   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 6.3                                   Entire Agreement.  This Agreement, together with the Merger Agreement and any schedules, exhibits and annexes thereto and any other documents and instrument referred to thereunder, including the Equity Commitment Letters, the Guarantees, the Confidentiality Agreements and the Interim Investors Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 6.4                                   Specific Performance.  Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that in the event of any breach by Parent or Premier Education of any of their respective covenants or agreements set forth in this Agreement, Parent or Premier Education (as applicable) and the Company shall each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.  Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a person shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a person.

Section 6.5                                   Amendments; Waivers.  At any time prior to the Expiration Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Premier Education, Parent and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective and the Company. Notwithstanding the foregoing, no failure or delay by a party hereto or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 6.6                                   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 6.7                                   Dispute Resolution.

(a)                                 Subject to Section 6.4, Section 6.6, the last sentence of this Section 6.7(a) and Section 6.7(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.7 (the “Rules”).  The place of arbitration shall be Hong Kong.  The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties.  Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)                                 Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 6.7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction.  For the avoidance of doubt, this Section 6.7(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6.7(a) in any way.

Section 6.8                                   No Third Party Beneficiaries.  There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement; provided that, notwithstanding anything to the contrary contained herein, the Company shall be an express third party beneficiary of this Agreement and shall be entitled to specific performance of the terms hereof, including the rights provided under Section 6.4.

Section 6.9                                   Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties and the Company. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.10                            Expenses.  The fees and expenses incurred by any party hereto in preparing this Agreement will be paid by the party incurring such fees and expenses.

Section 6.11                            No Presumption Against Drafting Party.  Each of the parties to this Agreement acknowledges that it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 6.12                            Counterparts.  This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

Section 6.13                            Interpretation.  When a reference is made in this Agreement to a Section or Article such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

BACH FINANCE LIMITED

By:	/s/ Tariq Syed Usman
Name: Tariq Syed Usman
Title: Director

Notice Details for Parent

Bach Finance Limited
c/o Vistra Alternative Investments Services Pte. Ltd.
1 Raffles Place
#13-01 One Raffles Place
Singapore 048616
Attention:	BPEA Vistra Team
Fax:	+65 6593 3711
Email:	bpea.sg@vistra.com

with a copy to (which alone shall not
constitute notice):

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention:	Akiko Mikumo, Esq.
Fax:	+852 3015 9354
Email:	akiko.mikumo@weil.com

[Signature Page to Share Sale and Support Agreement]

PREMIER EDUCATION HOLDINGS LTD

By:	/s/ Tariq Syed Usman
Name: Tariq Syed Usman
Title: Alternate Director to Caroline Baker

Notice Details for Premier Education

Premier Education Holdings Ltd
c/o Maples Corporate Services Limited
PO Box 309
Ugland House
Grand Cayman, KY1-1104, Cayman Islands
Attention:	Nicholas Macksey
Fax:	+65 6232 6301
Email:	NicholasMacksey@bpeasia.com

with a copy to (which alone shall not
constitute notice):

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention:	Akiko Mikumo, Esq.
Fax:	+852 3015 9354
Email:	akiko.mikumo@weil.com

[Signature Page to Share Sale and Support Agreement]